# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nuwellis, Inc., CIK 0001506492
CUSIP: 67113Y603
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12988 Valley View Road, Eden Prairie, Minnesota (MN), 55344
Date of event which requires filing of this statement: 06/09/2025
Filed by CIK 0001213867
Persons authorized to receive notices and communications: John L. Erb, 12988 Valley View Road, Eden Prairie, Minnesota (MN), 55344, (952) 345-4200

## Reporting persons
- ERB JOHN L (CIK 0001213867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,666,767; shared voting power 0; sole dispositive power 1,666,767; shared dispositive power 0; aggregate amount beneficially owned 1,666,767 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Nuwellis, Inc.
Address of issuer's principal executive offices: 12988 Valley View Road, Eden Prairie, Minnesota (MN), 55344

## Item 2. Identity and Background
Name of person filing: John L. Erb
Residence or business address: 12988 Valley View Road, Eden Prairie, Minnesota 55344
Present principal occupation or employment: CEO and President of Nuwellis, Inc., 12988 Valley View Road, Eden Prairie, MN 55344
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 9, 2025, the Reporting Person entered into a Securities Exchange Agreement with the Issuer, pursuant to which the Issuer issued 100 shares of its newly designated Series F-1 Convertible Preferred Stock ("F-1 Stock") in exchange for 100 shares of its outstanding Series F Convertible Preferred Stock ("F Stock"). The F-1 Stock has a stated value of $1,000 and no expiration date. The Reporting Person's shares of F-1 Stock are convertible into shares of common stock, par value $0.0001 per share, subject to a 19.99% beneficial ownership limitation.

On June 9, 2025, the Reporting Person converted 66 shares of F-1 Stock in exchange for 1,100,022 shares of the Issuer's common stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person exchanged his F Stock for F-1 Stock and converted the shares of F-1 Stock for investment purposes.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the time of this filing, the Reporting Person owns 1,100,022 shares of common stock and has beneficial ownership over an additional 566,745 shares of the Issuer's common stock (including 67 shares of common stock issuable upon the exercise of outstanding stock options, and 566,678 shares of common stock issuable upon conversion of 34 shares of Series F-1 Convertible Preferred Stock), representing an aggregate 7.3% ownership interest.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and sole dispositive powers with respect to the 1,666,734 shares owned (which includes 67 shares of common stock issuable upon the exercise of outstanding stock options, and 566,678 shares of common stock issuable upon conversion of 34 shares of Series F-1 Convertible Preferred Stock)
Transactions in the class effected during the past sixty days: On June 9, 2025, the Reporting Person entered into a Securities Exchange Agreement with the Issuer, pursuant to which the Issuer issued 100 shares of its F-1 Stock in exchange for 100 shares of its outstanding F Stock. On June 9, 2025, the Reporting Person converted 66 shares of F-1 Stock in exchange for 1,100,022 shares of the Issuer's common stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- ERB JOHN L: /s/ John L. Erb, John L. Erb (06/16/2025)